Exhibit 99.1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

THE CAPITAL GROUP OF COMPANIES, INC. ON BEHALF OF ITS AFFILIATES INCLUDING CAPITAL GUARDIAN TRUST COMPANY, CAPITAL INTERNATIONAL S.A., CAPITAL INTERNATIONAL, INC. AND CAPITAL INTERNATIONAL LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER AND ITS AFFILIATES NAMED IN TWO ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

THE CAPITAL GROUP COMPANIES, INC.

i)	CAPITAL GUARDIAN TRUST COMPANY

	Chase Nominees Limited	1,882,800

	Citibank London	74,000

	Nortrust Nominees	1,029,000

	Mellon Nominees (UK) Limited	137,400

ii)	CAPITAL INTERNATIONAL LIMITED

	State Street Nominees Limited	1,090,495

	Bank of New York Nominees	15,745,767

	Northern Trust	2,795,000

	Chase Nominees Limited	8,136,500

Midland Bank plc	492,000

Bankers Trust	803,900

Barclays Bank	356,800

Citibank London	1,778,300

Morgan Guaranty	741,400

Nortrust Nominees	9,728,590

Royal Bank of Scotland	620,000

State Street Bank & Trust Co	3,152,400

Citibank NA	79,300

Deutsche Bank AG	2,119,300

Chase Manhattan Nominee Ltd.	132,400

HSBC Bank plc	2,267,700

Mellon Bank N.A.	654,100

Northern Trust AVFC	501,100

KAS UK	256,200

Mellon Nominees (UK) Limited	301,700

Bank One London	287,500

Clydesdale Bank plc	63,600

JP Morgan Chase Bank	33,400

iii)	CAPITAL INTERNATIONAL S.A.

	Chase Nominees Limited	2,767,000

	Midland Bank plc	81,900

	Barclays Bank	61,500

	Nortrust Nominees	33,800

	Morgan Stanley	31,100

Royal Bank of Scotland	162,800

J.P. Morgan	2,350,500

State Street Bank & Trust Co	249,300

National Westminster Bank	39,500

Lloyds Bank	104,400

Citibank NA	46,900

iv)	CAPITAL INTERNATIONAL, INC.

	State Street Nominees Limited	3,487,600

	Bank of New York Nominees	795,000

	Northern Trust	77,300

	Chase Nominees Limited	5,412,200

	Midland Bank plc	30,600

	Deutsche Bank Mannheim	38,000

	Bankers Trust	8,800

	Citibank London	30,300

	Nortrust Nominees	368,400

	State Street Bank & Trust Co	221,900

	Citibank	49,800

	Citibank NA	723,826

	HSBC Bank plc	89,100

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF £1

10. Date of transaction

NOT DISCLOSED

11. Date company informed

14 JULY 2004

12. Total holding following this notification

72,522,178 ORDINARY SHARES of £1

13. Total percentage holding of issued class following this notification

6.088%

14. Any additional information

—

15. Name of contact and telephone number for queries

EMMA PLATTS, 020 7009 5258

16. Name and signature of authorised company official responsible for making this notification

EMMA PLATTS, COMPANY SECRETARIAT MANAGER

 Date of notification

15 JULY 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.